RANDY RUTLEDGE
7109 Winding Creek Road
Dallas, Texas 75252

September 13, 2007

The Board of Directors
PowerCold Corporation
P.O. Box 1239
La Vernia, TX 78121

Dear Sirs;

Effective today, I am resigning as a Director of PowerCold Corporation. My resignation is due to continued disagreements with management and management's unwillingness to address those disagreements.

Among my major concerns is the continued lack of internal and disclosure controls, especially the lack of any controls over cash. Additionally, management continues to make board-level decisions without board approval. Management continues to make disclosures on Form 8K that are inaccurate, incomplete, and untimely.

Sincerely,

Randy Rutledge

Randy Rutledge